300 Renaissance Center Detroit, MI 48265-3000

January 29, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	General Motors Company
Form 10-K for the Year Ended December 31, 2022
Response dated January 11, 2024
File No. 001-34960

To whom it may concern:

This letter from General Motors Company (“we”, “our”, “us”, “GM” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated January 26, 2024, relating to the Company’s Form 10-K for the Year Ended December 31, 2022 (File No. 001-34960) filed with the Commission on January 31, 2023 and our response dated January 11, 2024 to comments from the Staff received by letter dated December 20, 2023.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

Liquidity and Capital Resources, page 36

1.

We note your response to comment 2 and continue to believe that discussion of your cash flows at the consolidated level should be provided pursuant to Item 303(b) of Regulation S-K. Please tell us how you will revise your disclosures in future filings.

In response to the Staff’s comment, in future filings we will provide quantitative disclosure of the consolidating adjustments made to our segment cash flows (i.e., Automotive cash flows, GM Cruise cash flows and General Motors Financial Company, Inc. (“GM Financial”) cash flows) to allow readers of the filings to arrive at the Company’s consolidated cash flow amounts.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 57

2.

We note from your response to comment 4 that none of your vehicle transfers to rental car companies are accounted for as leases, which appears to be a change from the conclusions reached at the time of the 2017 Office of the Chief Account preclearance referenced in your response. Please explain to us in further detail how you determined none of your rental car company transfers currently qualify as leases. In doing so, expand on the “administrative changes...to the remarketing procedures” made during and since 2017, including any material revisions to your remarketing programs, and the reasons for the significant decline in percentage of vehicles transferred back to the company from rental car companies.

As outlined in our preclearance submission with the SEC’s Office of the Chief Accountant dated September 9, 2016, that resulted in a confirming letter dated March 3, 2017, our arrangements with rental car companies either do not contain a guaranteed resale price (“risk sales”) or do contain a guaranteed resale price. At that time, the arrangements containing a guaranteed resale price came in one of two forms, referred to as Program 1 or Program 2. The primary difference between Program 1 and Program 2 relates to whether GM obtains contractual ownership of the vehicle as part of the remarketing process. Under Program 1, contractual ownership transfers to GM immediately upon delivery of the vehicles to the auction sites by the rental car companies. Under Program 2, contractual ownership would transfer to GM only if a vehicle delivered to the auction site by the rental car companies does not sell within 90 days (or 120 days in certain markets). After our preclearance submission, Program 1 was phased out such that currently only risk sales or Program 2 arrangements exist within our contracts with rental car companies.

Prior to 2017, the Company managed its remarketing activities on a pooled basis whereby it did not differentiate between the source of the vehicles being remarketed. As such, vehicles returned under Program 2 were not differentiated from other vehicles being remarketed (e.g., GM corporate-owned vehicles provided to employees and vehicles that were returned off lease to GM Financial). Furthermore, the vehicles subject to Program 2 were not being remarketed on a first-in, first-out basis with regard to other vehicles being remarketed at the same time. In 2017, the Company changed its practices such that vehicles subject to Program 2 are identified and tracked throughout the remarketing process to ensure they are sold before ownership reverts to GM. Since implementing these practices to monitor and track vehicles subject to Program 2 throughout the remarketing process, substantially all of the vehicles have been sold prior to ownership reverting to GM. As such, given that Program 1 has been phased out and the conditional repurchase obligation under Program 2 is not substantive, we are accounting for all transactions with rental car companies as sales.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 407-3260.

Very Truly Yours,

/s/ Christopher T. Hatto

Christopher T. Hatto

Vice President, Global Business Solutions and

Chief Accounting Officer

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